Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     ARC Resources Ltd./ARC Energy Trust Announce the September 2008 increase to the ARX Exchangeable Shares Exchange Ratio

     CALGARY, Oct. 1 /CNW/ - (AET.UN and ARX - TSX) ARC Resources Ltd. along with ARC Energy Trust announces the increase to the exchange ratio of the exchangeable shares of the corporation from 2.43068 to 2.45490. Such increase will be effective on October 15, 2008.

     The following are the details on the calculation of the exchange ratio:

     <<
     -------------------------------------------------------------------------

                                      10 day
                                    weighted
                                     average
                                     trading              Effective
     Record                 ARC       price                date of
     date of              Energy    of AET.UN                the      Exchange
     ARC Energy            Trust   (prior to    Increase   increase    ratio
     Trust       Opening  distrib-   the end       in         in       as of
     distrib-   exchange   ution      of the    exchange   exchange  effective
     ution        ratio   per unit    month)    ratio(xx)    ratio      date
     -------------------------------------------------------------------------

     September                                             October
     30, 2008    2.43068    $0.24    $24.0848    0.02422   15, 2008   2.45490

     -------------------------------------------------------------------------

     (xx) The increase in the exchange ratio is calculated by dividing the
          ARC Energy Trust distribution per unit by the 10 day weighted average trading price of AET.UN and multiplying by the opening exchange ratio.
     >>

     A holder of ARC Resources Ltd. exchangeable shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in
Suite 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is 1-800-564-6253 and their website is www.computershare.com.

     <<
     ARC RESOURCES LTD.
     John P. Dielwart,
     President and Chief Executive Officer
     >>

     %SEDAR: 00001245E          %CIK: 0001029509

     /For further information: about ARC Energy Trust, please visit our website www.arcenergytrust.com or contact: Investor Relations, E-mail:
ir(at)arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6417, Toll Free
1-888-272-4900, ARC Resources Ltd., 2100, 440 - 2nd Avenue S.W., Calgary, AB,
T2P 5E9/
     (AET.UN. ARX.)

CO:  ARC Energy Trust; ARC Resources Ltd.

CNW 15:15e 01-OCT-08